SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 1 FOR THE MONTH OF MAY 2004



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                     82 MENAHEM BEGIN ROAD, TEL AVIV, ISRAEL
                     ---------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F [X]    Form 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


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                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


On May 23, 2004, the Industrial Development Bank of Israel Limited ("Registrant") issued a press release regarding the Registrant's financial results for the first quarter ending March 31, 2004, including that the Registrant's net loss in the first quarter of the year amounted to 1.8 million NIS (equivalent to approximately 400,000 US Dollars) compared with 24.1 million NIS in the comparative quarter of 2003.


                                      INDEX
                   INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD.
                             FILED IN THIS FORM 6-K

Documents index:


1. A translation of the press release issued on May 23, 2004.


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                           FORWARD-LOOKING STATEMENTS


This report on Form 6-K, including the press release issued by the Registrant (a copy of which is included in this report on Form 6-K as Exhibit 1), contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this report on Form 6-K and the press release are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein and in the press release include, but are not limited to, the following: general economic and business conditions; the continued availability of our line of credit from the Bank of Israel; the government's and/or the Bank of Israel's resolutions regarding our future operations and the government's resolutions regarding the future disposal of our assets and liabilities; the impact of our run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein and in the press release are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein and in the 2003 annual financial report, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                INDUSTRIAL DEVELOPMENT BANK
                                                OF ISRAEL LIMITED
Date: May 25, 2004                              By: /s/ Michael Warzager

                                                        Michael Warzager
                                                        General Counsel


                                                By: /s/ Natan Atlas

                                                        Natan Atlas
                                                        General Secretary


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                                                    EXHIBIT 1
23.5.04

___________________

LOSSES OF THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL DROP BY 93% IN THE FIRST QUARTER THIS YEAR TO 1.8 MILLION SHEKELS COMPARED WITH 24.1 MILLION SHEKELS IN THE COMPARATIVE Q1 LAST YEAR.
EARNINGS FROM FINANCING ACTIVITIES DOUBLE, AND OPERATING INCOME INCREASES THREE-FOLD

The Industrial Development Bank's net loss in the first quarter of 2004 amounted to 1.8 million shekels compared with 24.1 million shekels in the comparative quarter last year, a decline of some 93 per cent.

Earnings from financing activities before the allowance for doubtful debts amounted, in the first quarter, to 17.6 million shekels, compared with 9.3 million shekels in the comparable period, an increase of some 90%. The increase in earnings from financing activities was influenced, amongst other things, by a drop in the cost of the Bank of Israel credit line on which the interest rate was reduced by 3% since August 2003, to equalise to the Bank of Israel interest rate. The drop in credit line costs, coupled with the policy taken by the Bank to raise interest rates enabled the Bank to maintain a positive margin in all linkage sectors. Outstanding credit to the public stood at 2,515 million shekels at the end of March 2004 (excluding state-guaranteed loans to a government company) compared with 3,592 million shekels on March 31, 2003, a drop of 1,077 million shekels - constituting some 30% of the credit portfolio. There was also a corresponding drop in the volume of off-balance sheet activity. The overall balance of guarantees issued by the Bank stood at 411 million shekels at the end of March, compared with 533 million shekels on 31 March 2003. Debts classified as non-income-bearing were reduced and stood at 510.5 million shekels at the end of March this year, compared with 571.6 million shekels at the end of December last year.

The allowance for doubtful debts in the first quarter amounted to 18.1 million shekels compared with 19.5 million shekels in the comparative quarter last year. Operating income in the quarter amounted to 11.5 million shekels, compared with
3.6 million shekels in the comparable quarter last year, an increase of some 220 per cent. The increase primarily arose from profits from equity-based investments held that amounted in the quarter to 9 million shekels, compared with 0.3 million shekels in the same period in 2003.

Operating expenses in the first quarter amounted to 12.8 million shekels compared with 18.1 million shekels in the comparable period last year, a drop of some 29%.

Salary expenses in the first quarter were reduced by some 34%, compared with the first quarter of 2003, and amounted to 6.4 million shekels. Maintenance costs dropped by one half compared with the comparable quarter last year, and dropped from 3.4 million shekels to 1.6 million shekels, largely on account of the relocation to new offices.

Balance sheet and equity data as of 31 March 2004, compared with 31 December 2003 showed a BALANCE SHEET totaling 10,232 million shekels, compared with 10,356 million shekels, CAPITAL- including non-participating shares in profits, of 505 million shekels, compared with 510 million shekels, CREDIT TO THE PUBLIC
- 9,117 million shekels, compared with 9,190 million shekels, DEPOSITS FROM THE PUBLIC - 572 million shekels compared with 620 million shekels, GOVERNMENT DEPOSITS- 7,121 million shekels, compared with 6,949 million shekels.


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The Bank continued its run-off plan primarily comprising a controlled realisation of the Bank's assets, debt collection and down-sizing staff and reducing operating costs. It is to be noted that the Bank does not fully exploit the credit line from the Bank of Israel. The unused portion of this credit line at the end of March 2004, stood at 1,881 million shekels and on 19 May 2004, 1,767 million shekels. These balances are lower than the credit line approved by the Governor of the Bank of Israel, which originally stood at 2,200 million shekels.

The Chairman of the Board of Directors, Dr. Raanan Cohen, in response to the financial statements, stated that the Bank was now stable and that contrary to all expectations, had succeeded in concluding the first quarter of the year on a break-even basis. Dr. Raanan Cohen added that it could already be seen that the management of the Bank based on the strategies that it had adopted since the crisis first erupted in the Bank, had saved the Bank and its shareholders significant amounts combined with a streamlining process and saving in costs, thanks to the efforts of an excellent staff.

The General Manager, Mr. Uri Galili, indicated that the run-off plan was being successfully implemented, most of the Bank's activities unrelated to debt collection have been discontinued, with a concurrent reduction in costs and drastic down-sizing. Activity is primarily concentrated today on collecting debts and realising the Bank's assets, as dictated by the plan..

For details contact: Amikam Shapira 03-6272722 or 052-453660.